UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

HAMBRECHT ASIA ACQUISITION CORP.
(Translation of registrant’s name into English)

13/F Tower 2 New World Tower 18 Queens Road Central Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into Letter of Intent for Business Combination

Hambrecht Asia Acquisition Corporation (the “Company”) (OTCBB:HMAUF) has entered into a letter of intent with a company for a business combination. The target is a company with its principal business operations in the People’s Republic of China.  Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the execution of the letter of intent affords the Company a six-month extension for completion of a business combination, until March 12, 2010.

The consummation of the business combination is subject to, among other things, execution of a definitive agreement and required stockholder approval.  There can be no assurance that a business combination will be consummated.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Chief Financial Officer and Secretary

On September 4, 2009, the Board of Directors of the Company (the “Board”) accepted the resignation of Mr. Robert J. Eu as Chief Financial Officer and Secretary of the Company. Mr. Eu will continue as the Chairman of the Board and a Director of the Company.

Resignation of Vice President of Acquisitions

On September 4, 2009, the Board accepted the resignation of Mr. Stephen N. Cannon as Vice President of Acquisitions of the Company.  Mr. Cannon will continue to serve as an unpaid consultant to the Company.

Resignation of Board Director

On September 4, 2009, the Board accepted the resignation of Mr. Lee S. Ting as a member of the Board.

The resignations of Messrs. Eu, Cannon and Ting are effective immediately and are not the result of any dispute with the Company.

Appointment of New Directors and Officers

On September 4, 2009, the Board authorized an increase in the size of the Board from three to four members and appointed Mr. Hao Wu and Mr. Hong Xiang Liu as directors of the Company. In addition, Mr. Wu was appointed to serve as the Chief Financial Officer and Secretary to the Company effective immediately.

Mr. Wu was not appointed to the Board pursuant to any arrangements or understandings between Mr. Wu and any other person. Mr. Wu, 35 years old, has been the Executive Vice President of Marbella Capital Partners, a boutique California/Shanghai based investment and advisory company that focuses on investing on Chinese deals in the growth and late stage, since January 2008. Prior to that, he was the finance director in B&Q Holding Co. Ltd., a leading home improvement retail company in China, from July 2006 until December 2007. Prior to B&Q, Mr. Wu worked for Fortune Tech group Co. Ltd. as the finance director from March 2004 until June 2006. He started his career in Unilever China as a management trainee.  David holds a Bachelor of Science degree from the management school of Shanghai Jiao Tong University. Mr. Wu is employed by Marbella Capital Partners, which is controlled by John Wang, our Chief Executive Officer and a Director. Mr. Wu is not a party to any transactions listed in Item 404(a) of Regulation S-K.

Mr. Liu was not appointed to the Board pursuant to any arrangements or understandings between Mr. Liu and any other person. Mr. Liu, 44 years old, has been the director of Jiangsu Performing Art & Culture Enterprises Inc. Ltd., a real estate developer in China, Jiangsu province, since July 2007.  Prior to this, he was the Chief Executive Officer and Executive Director of Tongda Energy Limited, a piped gas provider & operator in 11 cities across China, from October 2002 until July 2007. From 1988 to September 2002, Mr. Liu held various positions in China Construction Bank.  His last appointment was as Vice General manager of the Enterprise Banking Department, China Construction Bank, Beijing Branch. Mr. Liu received his Bachelor of Engineering (Infrastructure Management) from Tianjin University and was accredited as a senior economist by China Construction Bank in 1998.   Mr. Liu is not a party to any transactions listed in Item 404(a) of Regulation S-K.

The Company does not intend to provide any compensation to Mr. Wu and Mr. Liu for their service as directors.

Other Events

As of September 4, 2009, the Company believes that it qualifies as a “Foreign Private Issuer” as defined under the Securities Exchange Act of 1934, as amended because (i) the majority of its executive officers and directors are not United States citizens or residents, (ii) substantially all of its assets are located outside of the United States and (iii) the Company’s business is not administered principally in the United States.  Therefore, it will commence filing any required documents with the Securities and Exchange Commission as a foreign private issuer.

As a foreign private issuer, we believe we are exempt from certain provisions applicable to United States public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
the sections of the Exchange Act requiring our insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States. In particular, because we are exempt from the rules under the Securities Exchange Act relating to proxy statements, at the time we seek approval from our shareholders of our initial business combination, we do not expect to file preliminary proxy solicitation materials regarding our initial business combination with the SEC; thus, such materials will not be reviewed by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAMBRECHT ASIA ACQUISITION CORP.

Dated: September 4, 2008	By:	/s/ Robert Eu
Robert Eu
Chairman

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